Exhibit 99.1

Can-Fite Reports 2025 Financial Results and Ongoing Clinical Progress

Highlighting Positive Data in Phase 2a Pancreatic cancer

and 9 Years Cancer-Free Survival in Liver Cancer Patient

Ramat Gan, Israel, March 26, 2026 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced clinical updates and financial results for the year ended December 31, 2025 and early 2026.

Advances in Clinical Programs

Pancreatic Cancer

Phase 2a study in pancreatic cancer met its primary endpoint of safety in heavily pretreated patients. The study continues to follow patients for overall survival, with data maturing over time; currently more than 30% of patients are alive at last data cut-off.

Hepatocellular Carcinoma (HCC)

A patient with advanced HCC, treated with Namodenoson has reached an overall survival of more than 9 years with complete response to treatment. The patient was enrolled into a Phase 2 study and continues to be treated with Namodenoson through a compassionate use program. Nine years following treatment, the patient remains cancer-free and meets the definition of a complete responder based on the disappearance of all tumor lesions and good quality of life. Namodenoson continues to advance in a Phase 3 study for hepatocellular carcinoma, supported by Orphan Drug and Fast Track designations from the U.S. Food and Drug Administration, reinforcing its potential as a novel therapeutic option in liver oncology.

Clinical Progress in Decompensated Liver Cirrhosis

The Company observed complete resolution of esophageal varices in a patient with decompensated cirrhosis—an uncommon outcome in this population, along with overall clinical stabilization. The patient subsequently underwent successful liver transplantation following prolonged treatment, supporting the potential role of Namodenoson as a disease-modifying therapy and a bridge to transplant in end-stage liver disease.

Expansion into Metabolic and Obesity Indications

The Company expanded Namodenoson’s therapeutic potential into metabolic diseases, including obesity, supported by new scientific findings and patent allowances. These developments further highlight the versatility of the A3 adenosine receptor (A3AR) platform and its applicability across multiple high-value indications.

Strengthening of Intellectual Property Portfolio

Can-Fite continued to expand its global intellectual property estate with multiple patent allowances across key territories, including Israel, Canada, and Brazil, covering novel therapeutic uses of Namodenoson. These additions further strengthen the Company’s long-term commercial positioning and pipeline value.

Motti Farbstein Can-Fite’s CEO&CFO stated: “The past months have marked a period of significant progress for Can-Fite, highlighted by encouraging clinical signals across multiple indications and continued expansion of our intellectual property portfolio. Notably, clinical observations in advanced liver disease suggest that Namodenoson may have the potential to modify disease course and serve as a bridge to transplantation. Together with our advancing oncology programs and expanding metabolic pipeline, we believe these developments position Can-Fite for meaningful value creation in the near and long term.”

Financial Results

Revenues

Revenues for the year ended December 31, 2025 were $0.41 million, a decrease of $0.27 million, or 40% compared to $0.67 million for the year ended December 31, 2024. The decrease in revenues was mainly due to the recognition of a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2025 were $6.69 million, an increase of $0.9 million, or 16.26% compared to $5.75 million for the year ended December 31, 2024. Research and development expenses for the year ended December 31, 2025 comprised primarily of expenses associated with the ongoing of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The increase is primarily due to acceleration in expenses associated with both Namodenoson and Piclidenoson.

General and administrative expenses

General and administrative expenses were $3.66 million for the year ended December 31, 2025, an increase of $0.6 million, or 20.2% compared to $3.04 million for the year ended December 31, 2024. The increase is primarily due to the increase in investors relationship expenses. We expect that general and administrative expenses will remain at the same level through 2026.

Financial income, net

Financial income, net for the year ended December 31, 2025 aggregated $0.12 million compared to $0.25 million for the year ended December 31, 2024. The decrease in financial income, net was mainly due to lower income on short term deposits.

Net loss for the year ended December 31, 2025 was $9.83 million compared with a net loss of $7.88 million for the year ended December 31, 2024. The increase in net loss for the year ended December 31, 2025 was primarily attributable to an increase in research and development expenses and an increase in general and administrative expenses.

As of December 31, 2025, Can-Fite had cash and cash equivalents and short term deposits of $8.54 million as compared to $7.88 million at December 31, 2024. The increase in cash during the year ended December 31, 2025 is mainly due to higher net cash provided by financing activities. On March 4, 2026, the Company received aggregate gross proceeds of approximately $4.3 million from warrant exercises and a warrant inducement.

The Company’s consolidated financial results for the year ended December 31, 2025 are presented in accordance with US GAAP Reporting Standards.

More detailed information can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, a copy of which has been filed with the Securities and Exchange Commission (SEC). The Annual Report, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov/ as well as via the Company’s investor relations website at https://ir.canfite.com. The Company will deliver a hard copy of its Annual Report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to Can-Fite Investor Relations at 26 Ben Gurion Street, Ramat Gan, 5257346, Israel or by phone at +972-3-9241114.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share and per share data)

	December 31,	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$5,528	$4,825
Short term deposits	3,011	3,057
Prepaid expenses and other current assets	900	1,095
Short-term investment	1	5

Total current assets	9,440	8,982

NON-CURRENT ASSETS:

Operating lease right of use assets	69	111
Property, plant and equipment, net	5	27

Total non-current assets	74	138

Total assets	$9,514	$9,120

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share and per share data)

	December 31,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,161	$618
Current maturity of operating lease liability	56	53
Deferred revenues	405	405
Other accounts payable	1,109	976

Total current liabilities	2,731	2,052

NON-CURRENT LIABILITIES:

Long - term operating lease liability	15	51
Deferred revenues	1,176	1,581

Total long-term liabilities	1,191	1,632

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 14,000,000 and 3,333,334 shares at December 31, 2025 and December 31, 2024, respectively; Issued and outstanding: : 2,618,425 and 994,394 shares as of December 31, 2025 and December 31, 2024, respectively (*)	-	-
Additional paid-in capital	180,654	170,670
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(176,189)	(166,361)

Total shareholders’ equity	5,592	5,436

Total liabilities and shareholders’ equity	$9,514	$9,120

(*)	Retroactively adjusted to give effect to the reverse share split.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except for share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$405	$674	743

Research and development expenses	(6,693)	(5,757)	(5,983)
General and administrative expenses	(3,662)	(3,047)	(2,955)

Total operating expenses	(10,355)	(8,804)	(8,938)

Operating loss	(9,950)	(8,130)	(8,195)

Financial income, net	122	250	561

Loss before taxes on income	(9,828)	(7,880)	(7,634)

Net loss	$(9,828)	$(7,880)	(7,634)

Basic and diluted net loss per share	$(5.97)	$(10.86)	(17.92)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (*)	1,646,208	725,309	426,111

(*)	Retroactively adjusted to give effect to the reverse share split.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of steatotic liver disease (SLD), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the security situation in Israel; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$4,825	$4,278
Short term deposits	3,057	4,625
Prepaid expenses and other current assets	1,095	986
Short-term investment	5	19

Total current assets	8,982	9,908

NON-CURRENT ASSETS:

Operating lease right of use assets	111	52
Property, plant and equipment, net	27	29

Total non-current assets	138	81

Total assets	$9,120	$9,989

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$618	$427
Current maturity of operating lease liability	53	27
Deferred revenues	405	622
Other accounts payable	976	944

Total current liabilities	2,052	2,020

NON-CURRENT LIABILITIES:

Long - term operating lease liability	51	13
Deferred revenues	1,581	1,713

Total long-term liabilities	1,632	1,726

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 10,000,000 and 5,000,000,000 shares at December 31, 2024 and December 31, 2023; Issued and outstanding: 2,983,181,793 and 1,359,837,393 shares as of December 31, 2024 and December 31, 2023	-	-
Additional paid-in capital	170,670	163,597
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(166,361)	(158,481)

Total shareholders’ equity	5,436	6,243

Total liabilities and shareholders’ equity	$9,120	$9,989

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Year ended December 31,
	2023	2022

Revenues	$674	$743

Research and development expenses	(5,757)	(5,983)
General and administrative expenses	(3,047)	(2,955)

Operating loss	(8,130)	(8,195)

Total financial income, net	250	561

Net loss	(7,880)	(7,634)

Basic and diluted net loss per share	(0.00)	(0.01)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	2,176,148,857	1,278,333,912

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson reported topline results in a Phase III trial for psoriasis and commenced a pivotal Phase III trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects, including statements regarding projected revenue. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 7, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114